Filed Pursuant to Rule 433

Registration No. 333-133852

BANK OF AMERICA CORPORATION

$6,750,000,000

MEDIUM-TERM NOTES, SERIES L

3.125% SENIOR NOTES, DUE JUNE 2012

GUARANTEED UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM

FINAL TERM SHEET

Dated December 1, 2008

Issuer:	Bank of America Corporation

Issuer’s Ratings:	Aa2 (Moody’s)/AA- (S&P)/A+ (Fitch)

Ratings of this Series of Guaranteed Notes:	Aaa (Moody’s)/AAA (S&P)/AAA (Fitch)

Title of the Series:	3.125% Senior Notes, due June 2012

Aggregate Principal Amount Initially Being Issued:	$6,750,000,000

Issue Price:	99.949%

Trade Date:	December 1, 2008

Settlement Date:	December 4, 2008 (DTC)

Maturity Date:	June 15, 2012

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000.

Day Count Fraction:	30/360

Interest Rate:	3.125%

Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2009.

Interest Periods:	Semi-annual

Treasury Benchmark:	U.S. Treasury due November 15, 2011

Treasury Yield:	1.13%

Spread to Treasury Benchmark:	+ 201 bps

Guarantee:

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Additional details relating to the guarantee are also set forth in the pricing supplement relating to the offering of the notes.

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman Sachs & Co.
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Wells Fargo Brokerage Services, LLC
HSBC Securities (USA) Inc.

Co-Managers:	UBS Securities LLC
Barclays Capital Inc.
Greenwich Capital Markets, Inc.
SunTrust Robinson Humphrey, Inc.
Keefe, Bruyette & Woods, Inc.
BNY Mellon Capital Markets, LLC

Junior Co-Managers:	Loop Capital Markets, LLC
Cabrera Capital Markets, LLC

CUSIP:	06050BAA9

ISIN:	US06050BAA98

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.